(212) 474-1802

April 7, 2014

AMCOL International Corporation

Schedule TO-T

Filed by Minerals Technologies Inc. and MA Acquisition Inc.

Filed March 21, 2014

File No. 5-38603

Dear Ms. Chalk:

On behalf of our clients Minerals Technologies Inc. (“MTI”) and MA Acquisition Inc. (“Purchaser”), a wholly owned subsidiary of MTI (together with MTI, the “Filers”), set forth below are the responses of the Filers to the comments of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in the letter from you dated as of March 31, 2014 (the “Comment Letter”), regarding the above-referenced Schedule TO-T filed on March 21, 2014 (the “Schedule TO”).

The Filers have filed an amendment to the Schedule TO on the date of this letter. This amendment includes revised disclosure to address certain of the Staff’s comments in the Comment Letter.

For your convenience, each comment from the Comment Letter has been reproduced below and is followed by the Filers’ response to such comment. Capitalized terms used but not defined in this letter shall have the meanings specified in the Schedule TO.

* * *

Schedule TO – Exhibit (a)(1)(A) - Offer to Purchase

Conditions of the Offer, page 56

1.	Refer to the disclosure in the second to last paragraph in this section on page 57 and specifically, to the following statement: “The Merger Agreement provides that the foregoing conditions are in addition to, and not a limitation of, the rights of MTI and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.” With regard to the bidders’ right to terminate the offer, all of the offer conditions must be clearly set forth in the Offer to Purchase in reasonable detail. Please revise.

The Filers confirm to the Staff that all of the conditions to the Offer are disclosed in Section 15—“Conditions of the Offer” of the Offer to Purchase. The Filers further acknowledge that the Offer may only be terminated upon the failure of a condition to the Offer.

For purposes of clarification, the Filers have amended and supplemented the text on page 57 of the Offer to Purchase by adding the below sentence to the end of the second to last paragraph of Section 15—“Conditions of the Offer”:

Such rights to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement are described above in Section 1—“Terms of the Offer,” Section 12—“The Transaction Agreements—The Merger Agreement” and this Section 15—“Conditions of the Offer.”

2.	Refer to the last paragraph in this section on page 57. The offer may be conditioned on any number of objective conditions not within the exclusive control of the bidders. Where a bidder by its own actions or inactions can “trigger” an offer condition and thereby avoid its obligation to consummate an offer, we believe this impermissibly renders the offer illusory. Please revise the disclosure in the parenthesis accordingly.

The Filers confirm to the Staff their understanding that the conditions to the Offer should be objectively determinable and not within the exclusive control of the Filers to avoid any implication that the Offer could be considered impermissibly illusory. We respectively submit, however, that the text noted by the Staff properly reflects the provisions of the Merger Agreement, pursuant to which the Filers have the right to take (or refrain from taking) certain actions that might, in turn, affect whether any of the conditions to the Offer are satisfied.

For example, the Merger Agreement provides, in general terms, that the Filers are obligated to use their reasonable best efforts to cause the Transactions to be consummated as soon as practicable, including making any required submissions and filings under applicable Antitrust Laws with respect to the Transactions. These provisions represent contractual obligations of the Filers, fully enforceable by AMCOL, and are disclosed as such to security holders beginning on page 45 of the Offer to Purchase under the caption “Section 12—The Transaction Agreements—The Merger Agreement—Reasonable Best Efforts.” If the Filers were to breach these covenants, this “inaction” would be the basis for a claim, as to which AMCOL would be entitled to seek an award of specific performance to cause the Filers to comply. Accordingly, the full sentence noted by the Staff in the comment goes on to include the following: “provided, that nothing in the Merger Agreement shall relieve any party to the Merger Agreement from any obligation or liability such party has under the Merger Agreement”.

Because these contractual obligations of the Filers, and AMCOL’s right to seek a specific performance remedy, are fully described in the Offer to Purchase, we respectfully submit that there is no implication that the Offer could be considered illusory.

The Filers also confirm to the Staff their understanding that they may not intentionally cause the failure of a condition to the Offer through their action or inaction, except to the extent such actions or inactions are permitted under the Merger Agreement and disclosed in the Schedule TO or Offer to Purchase, as applicable, and otherwise comply with the rules and regulations of the Commission.

3.	Refer to the last sentence in this section. You state that the failure to exercise any of the foregoing “rights” (i.e., listed offer conditions) will not be a waiver of such rights “which may be asserted at any time and from time to time.” If events occur or do not occur, thereby “triggering” an offer condition while the offer is pending, the bidders must at that time determine and inform shareholders whether they intend to assert the offer condition and terminate the offer or waive it and proceed. The bidders may not wait until the expiration of the offer to assert an offer condition triggered earlier in the offer period. Please revise your disclosure accordingly.

The Filers confirm to the Staff their understanding that when an Offer condition is triggered by events that occur or do not occur while the Offer is pending and MTI and Purchaser thereafter determine that such Offer condition is incapable of satisfaction, MTI and Purchaser will promptly publicly disclose to AMCOL stockholders whether they intend to assert such Offer condition and terminate the Offer or waive such Offer condition and proceed. In all cases, MTI and Purchaser intend to comply with the terms of the Merger Agreement and the applicable rules and regulations of the Commission.

Accordingly, the Filers have amended and restated the last sentence in Section 15—“Conditions of the Offer” in its entirety to read as follows:

The failure by MTI or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.

* * *

Closing Information

As requested by the Staff in the closing comments of the Comment Letter, attached hereto as Annex A is a written acknowledgement of certain matters by MTI and Purchaser.

If you have any questions regarding the contents of this letter, please contact me at the number listed above.

Respectfully,

/s/ Andrew R. Thompson

Andrew R. Thompson

Ms. Christina Chalk

        Senior Special Counsel

                Office of Mergers and Acquisitions

                        United States Securities and Exchange Commission

                                 100 F Street, N.E.

                                         Washington, DC 20549-7010

Copy to:

Thomas J. Meek

        Senior Vice President, General Counsel, Human Resources, Secretary and Chief Compliance Officer

                Minerals Technologies Inc.

                        622 Third Avenue

                                 New York, NY 10017-6707

VIA EDGAR AND OVERNIGHT DELIVERY

Annex A

Each of the undersigned hereby acknowledges that in connection with the Schedule TO-T filed on March 21, 2014 (File No. 5-38603), as amended or supplemented:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 7, 2014

MINERALS TECHNOLOGIES INC.,

by	/s/ Thomas J. Meek
Thomas J. Meek Senior Vice President, General Counsel, Human Resources, Secretary and Chief Compliance Officer

MA ACQUISITION INC.,

by	/s/ Thomas J. Meek
Thomas J. Meek Senior Vice President, General Counsel